

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Matthew Roberts
Chief Executive Officer
Vacasa, Inc.
850 NW 13th Avenue
Portland, OR 97209

   Re: Vacasa, Inc.
     Draft Registration Statement on Form S-1
     Submitted May 20, 2022
     CIK No. 0001874944

Dear Mr. Roberts:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Lindsey Mills